

September 3, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Jose Antonio Gonzalez Flores
Chief Financial Officer
Cemex, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **Re:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **Response Dated August 28, 2015**
> **File No. 1-14946**

Dear Mr. Flores:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the period ended December 31, 2014</u>

<u>Note 19 Income Taxes</u>
<u>19C) Effective Tax Rate page F-80</u>

1. We note your response to our comment number 2 from our letter dated August 4, 2015. Please ensure that the supplemental disclosure that you intend on including in future filings also includes the incremental disclosure that explains the effects of the changes in the tax carryforwards on the balance sheet and effective tax reconciliation. This will allow an investor to better understand the impact the non-recognized tax loss carryforwards had on your effective tax rate. This supplemental disclosure should be included as an additional explanatory footnote to the caption "Changes in deferred tax assets."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction